Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the annual general meeting of CureVac N.V. (the "Company") to be held at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) on 24 June 2025 at 2:00 p.m. Central European Summer Time (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of the annual report over the financial year 2024 (discussion item)

3.	Adoption of the annual accounts over the financial year 2024 (voting item)

4.	Explanation of the dividend and reservation policy (discussion item)

5.	Release of managing directors from liability for the exercise of their duties during the financial year 2024 (voting item)

6.	Release of supervisory directors from liability for the exercise of their duties during the financial year 2024 (voting item)

7.	Appointment of Axel Sven Malkomes as member of the Company´s management board (voting item)

8.	Reappointment of Jean Stéphenne as member of the Company's supervisory board (voting item)

9.	Appointment of Mehdi Shahidi as member of the Company's supervisory board (voting item)

10.	Reappointment of Debra Barker as member of the Company's supervisory board (voting item)

11.	Reappointment of Craig A. Tooman as member of the Company's supervisory board (voting item)

12.	Reappointment of Klaus Schollmeier as member of the Company's supervisory board (voting item)

13.	Reappointment of the external auditor for the financial year 2026 (voting item)

14.	Authorisation of the management board to issue shares and to grant rights to subscribe for shares in the Company's capital (voting item)

15.	Authorisation of the management board to limit or exclude pre-emption rights (voting item)

16.	Amendment to the compensation of the members of the Company’s supervisory board (voting item)

17.	Closing

No business shall be voted on at the AGM, except such items as included in the abovementioned agenda.

The agenda with the explanatory notes thereto, the annual report and annual accounts for the financial year 2024, and the other meeting information are available as of the date hereof for inspection and can be obtained free of charge at the office address of the Company and from the Company's website (http://www.curevac.com).

The registration date for the AGM is 27 May 2025 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register and/or in the register maintained by the Company's U.S. transfer agent (the "Persons with Meeting Rights") may attend and, if relevant, vote at the AGM and exercise their voting rights on the voting items as included in the abovementioned agenda.

Those who beneficially own shares in the Company's capital in an account at a bank, broker, financial institution or other financial intermediary (the "Beneficial Owners") on the Registration Date, must request a proxy from their bank, broker, financial institution or other financial intermediary authorizing the relevant Beneficial Owner to attend and, if relevant, exercise voting rights at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, either in person or by proxy, must notify the Company of their identity and intention to attend the AGM by sending notice to that effect to the Company by e-mail (addressed to agm2025@curevac.com). This notice must be received by the Company no later than Friday, 20 June 2025 at 23:59 p.m. Central European Summer Time (the "Cut-off Time"). Persons with Meeting Rights and Beneficial Owners who have not complied with this requirement may be refused entry to the AGM. Beneficial Owners must enclose with their attendance notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital as of the Registration Date, such as a recent account statement, and (ii) their signed proxy from the relevant bank, broker, financial institution or other financial intermediary.

Persons with Meeting Rights and Beneficial Owners who have duly registered for the AGM and who wish to have themselves represented at the AGM by a proxyholder, may do so through the use of a written or electronically recorded proxy. They must submit their signed proxy to the Company no later than the Cut-off Time. A proxy form can be downloaded from the Company's website (http://www.curevac.com). Persons with Meeting Rights and Beneficial Owners who have duly registered for the AGM may also submit questions in advance of the AGM by sending an e-mail to the Company prior to the Cut-off Time (addressed to agm2025@curevac.com), in which case the Company shall endeavor to respond to those questions at the AGM to the extent possible and allowed.

Persons with Meeting Rights, Beneficial Owners and their respective proxyholders who have not complied with these requirements may be refused entry to the AGM. In addition, only those Persons with Meeting Rights and Beneficial Owners who have properly registered for the AGM are granted the possibility by the Company to follow the AGM via webcast. In order to receive the link to stream the webcast, you will need to indicate to the Company by e-mail (addressed to agm2025@curevac.com) prior to the Cut-off Time, that you would like to follow the AGM via webcast. It will not be possible to vote or raise any questions during the live webcast.

EXPLANATORY NOTES TO THE AGENDA

These are the explanatory notes to the agenda for the annual general meeting of CureVac N.V. (the "Company") to be held at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) on 24 June 2025 at 2:00 p.m. Central European Summer Time (the "AGM").

2.	Discussion of the annual report over the financial year 2024 (discussion item)

The Company's annual report over the financial year 2024 has been made available on the Company's website (www.curevac.com) and at the Company's office address.

3.	Adoption of the annual accounts over the financial year 2024 (voting item)

The Company's annual accounts over the financial year 2024 have been made available on the Company's website (www.curevac.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.	Explanation of the dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its ordinary shares, and the Company does not anticipate paying any cash dividends on its ordinary shares in the foreseeable future. The Company's current dividend and reservation policy is to retain all available funds and any future earnings to fund the development and expansion of the Company's business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by its articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Company's management board with the approval of the Company's supervisory board and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the management board and supervisory board deem relevant.

5.	Release of managing directors from liability for the exercise of their duties during the financial year 2024 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2024. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2024 or in other public disclosures or communications to the Company’s general meeting.

6.	Release of supervisory directors from liability for the exercise of their duties during the financial year 2024 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2024. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2024 or in other public disclosures or communications to the Company’s general meeting.

7.	Appointment of Alex Sven Malkomes as member of the Company's management board (voting item)

The Company's supervisory board has made a binding nomination to appoint Axel Sven Malkomes as managing director of the Company for a period of three (3) years, ending at the end of the annual general meeting of the Company to be held in the year 2028.

Mr. Malkomes, age 58, brings over three decades of senior corporate and investment banking experience within the biotech and pharmaceutical industries. He joined CureVac from Cardior Pharmaceuticals, a private clinical-stage company developing non-coding RNA-based therapeutics for heart disease, where he served as Chief Financial Officer (CFO). Mr. Malkomes played a crucial role in strategically and financially preparing the company for capital markets, also culminating in the successful acquisition of Cardior by Novo Nordisk in 2024.

Before Cardior, he was CFO and Chief Business Officer at Medigene AG. His extensive experience also includes senior healthcare investment banking roles at Barclays and Société Générale, as well as co-heading European healthcare investments at 3i Group plc. Earlier in his career, he held senior leadership positions at Merck KGaA.

Mr. Malkomes holds a degree in business administration from Otto-Friedrich University in Bamberg, Germany, and has completed executive management programs at INSEAD, Kellogg School of Management at Northwestern University, and the Hong Kong University of Science and Technology.

Mr. Malkomes is being nominated for appointment in view of his knowledge of the Company and the dedication with which he has performed his duties as a managing director during his previous term of office, his financial and management experience in international business, his knowledge and experience in social and employment related matters, his understanding of corporate responsibility and his experience in disclosure and communication matters.

8.	Reappointment of Jean Stéphenne as member of the Company's supervisory board (voting item)

The Company's supervisory board has made a binding nomination to reappoint Jean Stéphenne as supervisory director of the Company for a period of one (1) year, ending at the end of the annual general meeting of the Company to be held in the year 2026.

Mr. Stéphenne, MSc, MBA, age 76, is former Chairman and President of GSK Biologicals. He began his career with SmithKline-Rit where he became Chairman and Chief Executive Officer.

He served as the President of Union Wallonne des Entreprises (UWE) from 1997 to 2000. Furthermore, Jean Stéphenne has been Chairman of BESIX Group S.A./N.V. and TiGenix N.V. Currently he serves on the Board of various life sciences companies including Bone Therapeutics, Vaxxilon, and Bepharbel. He also heads the board of Nanocyl, a company specialized in carbon nanotubes for batteries and polymers.

Mr. Stéphenne holds 16,758 shares in the Company's share capital.

Mr. Stéphenne is being nominated for reappointment in view of his knowledge of the Company and the dedication with which he has performed his duties as a supervisory director during his previous term of office, his financial and management experience in international business, his knowledge and experience in social and employment related matters, his understanding of corporate responsibility and his experience in disclosure and communication matters.

If reappointed, Mr. Stéphenne will receive compensation as a supervisory director of the Company consistent with the compensation package approved by the Company's general meeting held on June 24, 2021, as amended pursuant to agenda item 16 if that resolution is adopted.

9.	Appointment of Mehdi Shahidi as member of the Company's supervisory board (voting item)

The Company's supervisory board has made a binding nomination to appoint Mehdi Shahidi, M.D. as supervisory director of the Company for a period of three (3) years, ending at the end of the annual general meeting of the Company to be held in the year 2028.

Mr. Shahidi, age 59, is a clinical oncologist and has extensive expertise in executive leadership and drug development. He is currently the CEO of Petalion Therapeutics, a UK-based biotechnology company developing targeted dendrimer therapies in oncology as well as a Venture Partner at Medicxi, a leading European life sciences investment firm.

He was previously Senior Vice President, Global Head of Medicine and Chief Medical Officer at Boehringer Ingelheim International, where over a course of a 15 year career, he oversaw five drug approvals and the advancement of more than 30 candidates into the clinic.

Mr. Shahidi holds 2,048 shares in the Company's share capital.

Mr. Shahidi is being nominated for appointment in view of his knowledge of the Company, his financial and management experience in international business, his knowledge and experience in social and employment related matters, his understanding of corporate responsibility and his experience in disclosure and communication matters.

If appointed, Mr. Shahidi will receive compensation as a supervisory director of the Company consistent with the compensation package approved by the Company's general meeting held on June 24, 2021, as amended pursuant to agenda item 16 if that resolution is adopted.

10.	Reappointment of Debra Barker as member of the Company's supervisory board (voting item)

The Company's supervisory board has made a binding nomination to reappoint Dr. Debra Barker as supervisory director of the Company for a period of three (3) years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2028.

Ms. Barker, age 62, is a seasoned pharmaceutical executive with more than 25 years of experience in drug development and commercialization from Novartis, Roche, SmithKline Beecham and Knoll in Europe, the Americas and Asia. She currently serves as a Non-Executive Director for two additional public companies including BergenBio ASA, a Norwegian Oncology company, and Destiny Pharma PLC, a late-stage British Anti-infective company. Previously, Ms. Barker led as Chief Medical and Development Officer at Polyphor LTD for two years where she was responsible for all aspects of drug development in the clinical, pre-clinical, CMC and regulatory area. From 2006 to 2017 she held various positions at Novartis, where she most recently served as Vice President, Medical Affairs Franchise Head for Ophthalmology as well as interim Franchise Head for Neuroscience. In these roles, she led teams to develop and execute medical communication, clinical trial and opinion leader development activities across the franchises. In addition, she held the role of Regional Medical Director, Asia Pacific for Novartis where she led teams to develop and execute medical communication, clinical trial and opinion leader development activities across the franchises. From 1995 to 2001, Ms. Barker held various positions at Roche where she last worked as Regional GCP trainer (Good Clinical Practice) for strategic and operational marketing.

Ms. Barker holds a degree in pharmaceutical medicine and received a master's degree in Immunology from King's College in London and a medical degree from Queens' College, Cambridge, UK.

Ms. Barker holds 22,686 shares in the Company's share capital.

Ms. Barker is being nominated for reappointment in view of her knowledge of the Company and the dedication with which she has performed her duties as a supervisory director during her previous term of office, her financial and management experience in international business, her knowledge and experience in social and employment related matters, her understanding of corporate responsibility and her experience in disclosure and communication matters.

If reappointed, Ms. Barker will receive compensation as a supervisory director of the Company consistent with the compensation package approved by the Company's general meeting held on June 24, 2021, as amended pursuant to agenda item 16 if that resolution is adopted.

11.	Reappointment of Craig A. Tooman as member of the Company's supervisory board (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Craig Allen Tooman as supervisory director of the Company for a period of three (3) years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2028.

Mr. Tooman, MBA, age 59, has served as a supervisory director since 2019. Mr. Tooman has experience in the biopharmaceutical industry spanning more than 30 years, including more than 15 years of such experience as the Chief Executive Officer and Chief Financial Officer at several public companies. Mr. Tooman currently serves as the President, Chief Executive Officer and as a member of the board of directors of Silence Therapeutics. He was previously the Chief Financial Officer of Silence. Prior to joining Silence, from September 2019 to January 2021, he served as CFO and COO at Vyome Therapeutics, Inc. and prior to his tenure at Vyome, from November 2013 to July 2019, Mr. Tooman served as CFO, and then subsequently as CEO and Board Director of Aratana Therapeutics, where he successfully negotiated a merger with Elanco. Before Aratana, from 2005 to 2010, Mr. Tooman served as the CFO of Enzon Pharmaceuticals until its acquisition by Sigma Tau, and prior to that led the $1.1 billion M&A initiative and integration of ILEX Oncology and Genzyme Corporation. Mr. Tooman has also held key positions at Pharmacia, and Upjohn.

Mr. Tooman also serves on the Board of Directors of Ondine Biomedical Inc.

Mr. Tooman earned his MBA in finance from the University of Chicago and a Bachelor of Arts degree in economics from Kalamazoo College.

Mr. Tooman holds 27,793 shares in the Company's share capital.

Mr. Tooman has been nominated for reappointment in view of his experience, background and skills and the dedication with which he has performed his duties as a supervisory director during his previous term of office.

If reappointed, Mr. Tooman will receive compensation as a supervisory director of the Company consistent with the compensation package approved by the Company's general meeting held on June 24, 2021, as amended pursuant to agenda item 16 if that resolution is adopted.

12.	Reappointment of Klaus Schollmeier as member of the Company's supervisory board (voting item)

dievini (as defined in the articles of association of the Company) has made a binding nomination to reappoint Dr. Klaus Schollmeier as supervisory director of the Company for a period of three (3) years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2028.

Mr. Schollmeier, age 67, is an advisor to the Pharma/Biotech industry and member of the board and chairman of several biotech companies including Tacalyx (Germany), Modra Pharmaceuticals (Netherlands), Affiris Pharma (Austria) and Eternygen (Germany). He also advises and mentors a number of start-up companies in Europe as an entrepreneur in residence and business angel, including for BASF’s venture builder Chemovator. He was Chief Executive Officer of SuppreMol in Munich from 2013 until 2015, when the company was sold to Baxalta. From 2004 to 2011, he served as CEO of Santhera in Basel, and as Chairman of the Board of Santhera until 2013. Schollmeier joined Graffinity Pharmaceuticals AG in Heidelberg, Germany as CEO in 2003 and merged the company with MyoContract AG, Basel in 2004 to form Santhera. Prior to joining the biotechnology industry in 2003, he was managing director of the healthcare/biotechnology group at ING-BHF Bank for ING Group Europe. Before that, he spent 16 years in the pharmaceutical industry at BASF, Knoll and Abbott. His scientific responsibilities included leading oncology/immunology research at BASF’s central laboratories in Ludwigshafen, Germany, and senior director of biotechnology at BASF Bioresearch Corporation in Cambridge, Massachusetts, USA (from 1989 to 1993). His business experience includes serving as the General Manager of BASF Pharma Netherlands from 1996 to 1998 and as Vice President and GM for Western Europe thereafter. From 1994 to 1995, he led BASF’s acquisition and integration of Boots Pharmaceuticals.

He holds a Ph.D. in biology from the University of Düsseldorf, Germany, and is currently an adjunct research associate professor at the Boston University Medical School, Massachusetts.

Mr. Schollmeier holds 17, 597 shares in the Company's share capital.

Mr. Schollmeier is being nominated for reappointment in view of his knowledge of the Company, his financial and management experience in international business, his knowledge and experience in social and employment related matters, his understanding of corporate responsibility and his experience in disclosure and communication matters and the dedication with which he has performed his duties as a supervisory director during his previous term of office.

If reappointed, Mr. Schollmeier will receive compensation as a supervisory director of the Company consistent with the compensation package approved by the Company's general meeting held on June 24, 2021, as amended pursuant to agenda item 16 if that resolution is adopted.

13.	Reappointment of the external auditor for the financial year 2026 (voting item)

It is proposed that KPMG N.V., the Company’s current external auditor, will be reappointed and instructed to audit the Company's statutory annual report and annual accounts and, to the extent relevant, the Company's sustainability reporting for the financial year 2026. Because of the importance of continuity of audit activities, it is desirable to extend the current engagement of the Company’s external auditor.

14.	Authorisation of the management board to issue ordinary shares and to grant rights to subscribe for ordinary shares in the Company's capital subject to the approval of the Company’s supervisory board (except in connection with the ordinary operation of the Company’s equity incentive plans) (voting item)

The Company’s management board has been designated as the corporate body authorised subject to approval of the Company's supervisory board (except in connection with the ordinary operation of the Company's equity incentive plans), to resolve, in each case for a period ending on August 14, 2025, to issue ordinary shares in the Company's capital and/or to grant rights to subscribe for ordinary shares in the Company's capital up to the authorised share capital as included in the Company's articles of association from time to time. It is proposed that this authorisation be extended for a period ending five years following the date of the AGM

15.	Authorisation of the management board to limit or exclude pre-emption rights subject to the approval of the Company’s supervisory board (except in connection with the ordinary operation of the Company’s equity incentive plans) (voting item)

The Company’s management board has been designated as the corporate body authorised to resolve subject to approval of the Company's supervisory board (except in connection with the ordinary operation of the Company's equity incentive plans), upon the limitation or exclusion of pre-emption rights in relation to any issuance of ordinary shares in the Company's capital or granting of rights to subscribe for ordinary shares which the Company’s management board is authorised to perform, for a period ending on August 14, 2025.

It is proposed that this authorisation be extended for a period ending five years following the date of the AGM in relation to any issuance of ordinary shares in the Company's capital or granting of rights to subscribe for ordinary shares pursuant to the authorisation referred to in agenda item 14 (if granted) which the Company’s management board is authorised to perform.

16.	Amendment to the compensation of the members of the Company’s supervisory board (voting item)

At the recommendation of the Company's compensation committee, the Company's supervisory board is proposing the following amendments to the Company’s compensation package for the members of the Company’s supervisory board as approved by the Company’s general meeting held on 24 June 2021 (and, for the avoidance of doubt, neither the cash component of such compensation package nor the arrangements relating to prorated entitlement to the equity component of such compensation package, is being amended):

a.	the annual equity award under the Company’s long-term incentive plan (the “Annual Award”) to be granted annually (and automatically on 1 January of each year) to each member of the Company’s supervisory board shall be granted in the form of options for ordinary share shares in the capital of the Company instead of in the form of restricted stock units (RSUs);
b.	the value (calculated on the basis of the Black-Scholes model) of the Annual Award to be granted to each member of the Company’s supervisory board shall be equal to 1.5 multiplied with the total cash fee to which such member of the Company’s supervisory board is entitled as described in the Company’s compensation package for the members of the Company’s supervisory board as approved by the Company’s general meeting held on 24 June 2021 on the date of grant of such Annual Award; and
c.	the Annual Awards for the financial year 2025 that have been automatically granted on 1 January 2025 in accordance with the Company’s compensation package for the members of the Company’s supervisory board as approved by the Company’s general meeting held on 24 June 2021, shall be replaced by such number of options as calculated in accordance with the principles set forth under b. above and which options shall each have a grant date of 24 February 2025.

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